UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Babcock & Brown Air Limited
(Name of Issuer)
American Depositary Receipts representing Common Shares
(Title of Class of Securities)
  05614P 101
  (CUSIP Number)

Karen R. Fagerstrom, Esq.	Peter S. Malloy
Babcock & Brown	Simpson Thacher & Bartlett LLP
One Dag Hammarskjold Plaza	2550 Hanover Street
885 Second Avenue, 49th Floor	Palo Alto, California 94304
New York, New York 10017	(650) 251-5000
(212) 415-0231
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 24, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐
Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown JET-i Co., Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,422,529

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,422,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 4,422,529

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 14.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Investment Holdings Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,422,529

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,422,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 4,422,529

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 14.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown International Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,422,529

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,422,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 4,422,529

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 14.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Limited (Administrators Appointed)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,422,529

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,422,529

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 4,422,529

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 14.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Australia Group Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Australia Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Transaction Holdings Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. Babcock & Brown Transactions Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05614P 101

1	NAME OF REPORTING PERSON. AGSO Property Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock: 0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock: 0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

     This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D initially filed on October 12, 2007 with the Securities and Exchange Commission by Babcock & Brown JET-i Co., Ltd, for and on behalf of itself, Babcock & Brown Investment Holdings Pty Ltd, Babcock & Brown International Pty Ltd and Babcock & Brown Limited (Administrators Appointed), amended and restated by Amendment No. 1 filed on January 15, 2008 with the Securities and Exchange Commission by Babcock & Brown JET-i Co., Ltd, for and on behalf of itself, Babcock & Brown Investment Holdings Pty Ltd, Babcock & Brown International Pty Ltd, Babcock & Brown Limited (Administrators Appointed), Babcock & Brown Australia Group Pty Ltd, Babcock & Brown Australia Pty Ltd, Babcock & Brown Transaction Holdings Pty Ltd, Babcock & Brown Transactions Pty Ltd and AGSO Property Pty Ltd, and further amended and supplemented by Amendment No. 2 filed on June 16, 2009 with the Securities and Exchange Commission by Babcock & Brown JET-i Co., Ltd, for and on behalf of itself, Babcock & Brown Investment Holdings Pty Ltd, Babcock & Brown International Pty Ltd, Babcock & Brown Limited (Administrators Appointed), Babcock & Brown Australia Group Pty Ltd, Babcock & Brown Australia Pty Ltd, Babcock & Brown Transaction Holdings Pty Ltd, Babcock & Brown Transactions Pty Ltd and AGSO Property Pty Ltd (as so amended and restated and supplemented, the “Prior Filing”), which Schedule 13D relates to the American Depositary Shares, each representing one common share, par value $0.001 per share, of Babcock & Brown Air Limited, a Bermuda corporation.
     Capitalized terms used in this Amendment without being defined herein have the respective meanings given to them in the Prior Filing.
     This Amendment is being filed to disclose that certain of the Reporting Persons no longer beneficially own any ADSs of B&B Air, and accordingly, will no longer be Reporting Persons.
Item 2. Identity and Background
     Item 2 of the Prior Filing is amended by adding the following at the end thereof:
     As a result of the transfer of ADSs by certain of the Reporting Persons as described in Item 4 of this Statement, each of AGSO, B&B Transactions, B&B Transaction Holdings, B&B Australia and B&B Australia Group no longer beneficially owns any ADSs of B&B Air, and accordingly, will no longer be a Reporting Person.
Item 4. Purpose of Transaction
     Item 4 of the Prior Filing is amended by deleting the second paragraph thereof and substituting in its place the following:
     On June 24, 2009, AGSO transferred a total of 345,050 ADSs to its prime broker, Deutsche Bank AG, acting through its London Branch, for a price of $7.38 per ADS. As a result of such transfer, each of AGSO, B&B Transactions, B&B Transaction Holdings, B&B Australia and B&B Australia Group no longer beneficially owns any ADSs of B&B Air, and accordingly, will no longer be a Reporting Person.
Item 5. Interest in Securities of the Issuer
Item 5 of the Prior Filing is amended and restated in its entirety as follows:
(a) The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. Each of B&B JET-i, BBIHPL, BBIPL and Babcock & Brown Limited (Administrators Appointed) is the beneficial owner of 4,422,529 ADSs owned by B&B JET-i. Such ADSs represent approximately 14.6% of B&B Air’s outstanding ADSs. Each of AGSO, B&B Transactions, B&B Transaction Holdings, B&B Australia and B&B Australia Group no longer beneficially owns any ADSs of B&B Air. All percentages are based on the number of ADSs outstanding as contained in B&B Air’s most recently available filing with the SEC.

(b) Each of B&B JET-i, BBIHPL, BBIPL and Babcock & Brown Limited (Administrators Appointed) has the shared power to direct the vote and the disposition of the 4,422,529 ADSs owned by B&B JET-i.
(c) On June 24, 2009, AGSO transferred a total of 345,050 ADSs to its prime broker, Deutsche Bank AG, acting through its London Branch, for a price of $7.38 per ADS.
(d) Not applicable.
(e) As described in Item 4 of this Statement, as of June 24, 2009, each of AGSO, B&B Transactions, B&B Transaction Holdings, B&B Australia and B&B Australia Group ceased to be the beneficial owner of more than five percent of the outstanding ADSs of B&B Air.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Prior Filing is amended to incorporate by reference therein the information set forth in Item 4 of this Amendment.

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of June 24, 2009 that the information set forth in this Statement is true, complete and correct.

Babcock & Brown JET-i Co., Ltd
By:	/s/ Gregory Azzara
	Name:	Gregory Azzara
	Title:	Director

Babcock & Brown Investment Holdings Pty Ltd
By:	/s/ Michael Larkin
	Name:	Michael Larkin
	Title:	Director

Babcock & Brown International Pty Ltd
By:	/s/ Michael Larkin
	Name:	Michael Larkin
	Title:	Director

Babcock & Brown Limited (Administrators Appointed)
By:	/s/ D. J. F. Lombe
	Name:	D. J. F. Lombe
	Title:	Administrator

Babcock & Brown Australia Group Pty Ltd
By:	/s/ Michael Larkin
	Name:	Michael Larkin
	Title:	Director

Babcock & Brown Australia Pty Ltd
By:	/s/ David Ross
	Name:	David Ross
	Title:	Director

Babcock & Brown Transaction Holdings Pty Ltd
By:	/s/ Michael Larkin
	Name:	Michael Larkin
	Title:	Director

Babcock & Brown Transactions Pty Ltd
By:	/s/ Michael Larkin
	Name:	Michael Larkin
	Title:	Director

AGSO Property Pty Ltd
By:	/s/ Michael Larkin
	Name:	Michael Larkin
	Title:	Director